Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS

								For the period from
								March 8, 2005
								(date operations
								commenced)
	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended	Year ended	through
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2011	2010	2009	2008	2007	2006	2005
Earnings:
Pretax income before preferred shares from continuing operations	$79,045,303	$49,752,614	$25,167,380	$6,336,588	$(3,314,694)	$9,228,102	$15,673,123	$10,908,478
Fixed charges	42,809,788	30,450,471	36,486,361	45,450,398	79,640,808	121,585,223	101,870,728	43,084,726
Total	$121,855,091	$80,203,085	$61,653,741	$51,786,986	$76,326,114	$130,813,325	$117,543,851	$53,993,204

Fixed Charges:
Interest (expensed and capitalized)	$38,027,275	$27,043,926	$31,876,054	$41,369,137	$76,490,096	$118,882,304	$100,242,439	$42,600,618
Amortized premiums, discounts and capitalized expenses related to indebtedness	4,765,109	3,387,123	4,590,397	4,058,255	3,128,657	2,681,235	1,608,237	460,869
Estimate of interest within rental expenses	17,404	19,422	19,910	23,006	22,055	21,684	20,052	23,239
Total	$42,809,788	$30,450,471	$36,486,361	$45,450,398	$79,640,808	$121,585,223	$101,870,728	$43,084,726

Preferred stock dividend	$1,243,971	$—	$—	$—	$—	$—	$—	$—

Ratio of earnings to combined fixed charges (1)	2.85	2.63	1.69	1.14	0.96	1.08	1.15	1.25
Ratio of earnings to combined fixed charges and preferred stock dividends (1)	2.77	2.63	1.69	1.14	0.96	1.08	1.15	1.25

(1)	The Company did not have any shares of preferred stock outstanding until June 2012 and paid its first preferred stock dividend in July 2012.